SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

FOCUS FINANCIAL PARTNERS INC.

(Name of the Issuer)

Focus Financial Partners Inc.

Focus Financial Partners, LLC

Ferdinand FFP Merger Sub 1, Inc.

Ferdinand FFP Merger Sub 2, LLC

Ferdinand FFP Acquisition, LLC

Ferdinand FFP Intermediate Holdings, LLC

Ferdinand FFP Ultimate Holdings, LP

Ferdinand FFP GP, LLC

Clayton, Dubilier & Rice Fund XII

CD&R Associates XII, L.P.

CD&R Investment Associates XII, Ltd.

Clayton, Dubilier & Rice, LLC

Trident FFP LP

Trident VI, L.P.

Trident VI Parallel Fund, L.P.

Trident VI DE Parallel Fund, L.P.

Trident IX, L.P.

Trident IX Parallel Fund, L.P.

Trident IX Professionals Fund, L.P.

Trident FFP GP LLC

Trident Capital VI, L.P.

Trident Capital IX, L.P.

Stone Point GP, Ltd.

Stone Point Capital LLC

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

34417P100

(CUSIP Number of Class of Securities)

Focus Financial Partners Inc. Focus Financial Partners, LLC c/o 515 N. Flagler Drive Suite 550 West Palm Beach, FL 33401 (646) 519-2456 Attn: J. Russell McGranahan

Ferdinand FFP Merger Sub 1, Inc.

Ferdinand FFP Merger Sub 2, LLC

Ferdinand FFP Acquisition, LLC

Ferdinand FFP Intermediate Holdings, LLC

Ferdinand FFP Ultimate Holdings, LP

Ferdinand FFP GP, LLC

Clayton, Dubilier & Rice Fund XII

CD&R Associates XII, L.P.

CD&R Investment Associates XII, Ltd.

Clayton, Dubilier & Rice, LLC

c/o Clayton, Dubilier & Rice, LLC

375 Park Avenue, 18th Floor

New York, NY 10152

(212) 407-5227

Attn: Rima Simson

Trident FFP LP

Trident VI, L.P.

Trident VI Parallel Fund, L.P.

Trident VI DE Parallel Fund, L.P.

Trident IX, L.P.

Trident IX Parallel Fund, L.P.

Trident IX Professionals Fund, L.P.

Trident FFP GP LLC

Trident Capital VI, L.P.

Trident Capital IX, L.P.

Stone Point GP, Ltd.

Stone Point Capital LLC

c/o Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

Attn: Jacqueline Giammarco

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Vinson & Elkins LLP 1114 Avenue of the Americas, 32nd Floor New York, NY 10036 (212) 237-0000 Attn: Brenda Lenahan & Stancell Haigwood	Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800 Attn: David Klein, P.C. & Rachael Coffey, P.C.	Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000 Attn: Elizabeth A. Cooper & Mark C. Viera
AND
Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, IL 60654 (312) 862-2000 Attn: Richard Campbell, P.C. & Kevin Mausert, P.C.

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 2 to the Schedule 13E-3 amends and supplements the Transaction Statement on Schedule 13E-3 (together with all exhibits hereto, this “Transaction Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2023 and amended on May 26, 2023 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Focus Financial Partners Inc. (“Focus Financial” or the “Company”); (2) Focus Financial Partners, LLC, a Delaware limited liability company and a subsidiary of the Company (“Focus LLC”), (3) Ferdinand FFP Acquisition, LLC, a Delaware limited liability company (“Parent”), (4) Ferdinand FFP Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Company Merger Sub”), (5) Ferdinand FFP Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“LLC Merger Sub”, and together with Company Merger Sub, collectively, the “Merger Subs”), (6) Ferdinand FFP Intermediate Holdings, LLC, a Delaware limited liability company, (7) Ferdinand FFP Ultimate Holdings, LP, a Delaware limited partnership, (8) Ferdinand FFP GP, LLC, a Delaware limited liability company, (9) Clayton, Dubilier & Rice Fund XII, L.P., a Cayman Islands exempted limited partnership, (10) Clayton, Dubilier & Rice, LLC, a Delaware limited liability company (“CD&R”), (11) Trident FFP LP, a Delaware limited partnership, (12) Trident VI, L.P., a Cayman Islands exempted limited partnership, (13) Trident VI Parallel Fund, L.P., a Cayman Islands exempted limited partnership, (14) Trident VI DE Parallel Fund, L.P., a Delaware limited partnership, (15) Trident IX, L.P., a Cayman Islands exempted limited partnership, (16) Trident IX Parallel Fund, L.P., a Cayman Islands exempted limited partnership, (17) Trident IX Professionals Fund, L.P., a Cayman Islands exempted limited partnership, (18) Trident FFP GP LLC, a Delaware, limited liability company, (19) Trident Capital VI, L.P., a Cayman Islands exempted limited partnership, (20) Trident Capital IX, L.P., a Cayman Islands exempted limited partnership, (21) Stone Point GP Ltd., a Cayman Islands exempted company, and (22) Stone Point Capital LLC, a Delaware limited liability company (“Stone Point”) (each of (1) through (22) a “Filing Person,” and collectively, the “Filing Persons”). Each of Trident FFP LP, Trident VI, L.P., Trident VI Parallel Fund, L.P., Trident VI DE Parallel Fund, L.P. Trident IX, L.P., Trident IX Parallel Fund, L.P., Trident IX Professionals Fund, L.P., Trident FFP GP LLC, Trident Capital VI, L.P., Trident Capital IX, L.P. and Stone Point GP Ltd., is an investment fund or investment vehicle affiliated with or managed by Stone Point. Each of Parent, Company Merger Sub and LLC Merger Sub are affiliated with CD&R and Stone Point. Investment funds managed by or affiliated with Stone Point owned approximately 20.6% of the issued and outstanding shares of Class A common stock, par value $0.01 per share of the Company (“Class A Common Stock”) and Class B common stock, par value $0.01 per share of the Company (“Class B Common Stock” and, together with the Class A Common Stock, “Company Common Stock”) as of February 27, 2023. Terms used but not defined in this Amendment No. 2 to the Transaction Statement have the meanings assigned to them in the Proxy Statement.

This Amendment No. 2 to the Transaction Statement relates to that certain Agreement and Plan of Merger, dated as of February 27, 2023 (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent, the Merger Subs and Focus LLC. In connection with the Merger Agreement, certain investment funds affiliated with or managed by CD&R and Stone Point (such funds, the “Guarantors”) have provided to the Company limited guarantees in favor of the Company and pursuant to which the Guarantors are guaranteeing certain obligations of Parent and Merger Subs in connection with the Merger Agreement.

Upon the terms and subject to the conditions set forth in the Merger Agreement, (a) LLC Merger Sub will merge with and into Focus LLC (the “LLC Merger”), with Focus LLC surviving the LLC Merger and (b) Company Merger Sub will merge with and into the Company (the “Company Merger” and, collectively with the LLC Merger, the “Mergers”), with the Company surviving the Company Merger.

At the effective time of the Company Merger (the “Company Merger Effective Time”), (a) each share of Class A Common Stock issued and outstanding immediately prior to the Company Merger Effective Time, other than Excluded Shares, will be converted into the right to receive $53.00 per share of Class A Common Stock in cash, without interest (the “Merger Consideration”), and (b) each share of Class B Common Stock issued and outstanding immediately prior to the Company Merger Effective Time will automatically be cancelled and no payment will be made with respect thereto. At the effective time of the LLC Merger (the “LLC Merger Effective Time”), each of the Common Units and Incentive Units of Focus LLC (each, a “Focus LLC Unit”) issued and outstanding immediately prior to the LLC Merger Effective Time and after the Vested Units Exchanges, other than (i) the Rollover Units and any other Focus LLC Units owned by Parent and (ii) the Focus LLC Units owned by the Company or any of its wholly owned subsidiaries, will be cancelled and forfeited for no consideration.

At the Company Merger Effective Time, (a) each then outstanding option to purchase shares of Company Stock (a “Company Option”) that is vested and has a per share exercise price that is less than the Merger Consideration immediately prior to the Company Merger Effective Time, will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the number of shares of Company Stock subject to the Company Option immediately prior to the Company Merger Effective Time multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share of Company Stock of such Company Option (the “Option Consideration”), (b) each then outstanding Company Option that is unvested and has a per share exercise price that is less than the Merger Consideration immediately prior to the Company Merger Effective Time will be cancelled and converted into a contingent cash payment equal to the Option Consideration with respect to such Company Option, (c) each Company Option (whether vested or unvested) that has a per share exercise price equal to or greater than the Merger Consideration will be cancelled for no consideration, and (d) each then outstanding restricted stock unit award corresponding to shares of Company Stock (a “Company RSU”) that is unvested immediately prior to the Company Merger Effective Time will be cancelled and converted into a contingent cash payment in an amount equal to the product of (i) the number of shares of Company Stock corresponding to such Company RSU immediately prior to the Company Merger Effective Time, and by (ii) the Merger Consideration.

Immediately prior to and conditioned upon the LLC Merger Effective Time, the Company will require each member of Focus LLC (other than the Company and its wholly-owned subsidiaries and Parent) to effect an Exchange (as defined in the Fourth Amended and Restated Operating Agreement of Focus LLC, dated as of July 30, 2018, as amended (the “Focus LLC Agreement”)) of all outstanding Vested Common Units held by such member (including, with respect to each such member who holds Vested Incentive Units, the applicable number of Vested Common Units received as a result of the conversion (based on the IU Conversion Ratio) of Vested Incentive Units held by such member that have a Hurdle Amount that is less than the Merger Consideration), other than the Rollover Units, together with, as applicable, the surrender for cancellation of the corresponding number of shares of Class B Common Stock, in accordance with the Focus LLC Agreement (the “Vested Units Exchanges”). Also on the date of the Closing and prior to the LLC Merger Effective Time, each Incentive Unit, whether a Vested Incentive Unit or unvested Incentive Unit, that has a Hurdle Amount that is equal to or greater than the Merger Consideration shall, automatically and without any action on the part of Focus LLC, Parent, the Company, or the holder thereof, be cancelled for no consideration.

At the Company Merger Effective Time, each outstanding unvested Common Unit held by a member of Focus LLC (other than the Company and its wholly owned Subsidiaries or Parent) (including, with respect to each such member who holds unvested Incentive Units, each unvested Common Unit received as a result of the conversion (based on the IU Conversion Ratio) of unvested Incentive Units held by such member that have a Hurdle Amount that is less than the Merger Consideration) shall automatically be cancelled and converted into a Contingent Cash Award equal to the Merger Consideration, which Contingent Cash Award will vest and become payable pursuant to the same vesting schedule applicable to the corresponding unvested Common Unit or Incentive Unit, as applicable.

Concurrently with the filing of this Amendment No. 2 to the Transaction Statement, the Company is filing with the SEC its definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors (the “Board”) is soliciting proxies from stockholders of the Company in connection with the Mergers. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. Terms used but not defined in this Amendment No. 2 to the Transaction Statement have the meanings assigned to them in the Proxy Statement.

The Board formed a special committee comprised solely of disinterested and independent members of the Board (the “Special Committee”), which, among other things, reviewed, evaluated and negotiated the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers in consultation with its legal and financial advisors and, where appropriate, with Company management and the Company’s legal advisors. The Special Committee unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers, are fair to, and in the best interests of, the Company and the holders of Company Common Stock, excluding those shares of Company Common Stock held, directly or indirectly, by or on behalf of: (a) CD&R, its investment fund affiliates and its portfolio companies majority owned by such investment fund affiliates with respect to which CD&R has the right to vote or direct the voting of such shares held by such portfolio companies (and excluding any shares of Company Common Stock that constitute Non-Controlled Stock; (b) Stone Point, its investment fund affiliates, its portfolio companies majority owned by such investment fund affiliates with respect to which Stone Point has the right to vote or direct the voting of such shares held by such portfolio companies (and excluding any shares of Company Common Stock that constitute Non-Controlled Stock) and those members of the Board who are employees of Stone Point or one of its investment fund affiliates; and (c) any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act (the “Unaffiliated Stockholders”), (2) recommended that the Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers, and determine that the Merger Agreement and the transactions contemplated thereby, including the Mergers, are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders, and (3) recommended that, subject to Board approval, the Board submit the Merger Agreement to the stockholders of the Company for their adoption and recommend that the stockholders of the Company vote in favor of the adoption of the Merger Agreement. In addition, the Special Committee believes that the Mergers are fair to Company’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Mergers are a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Amendment No. 2 to the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Amendment No. 2 to the Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Jefferies LLC has consented to the inclusion of its materials filed in the Proxy Statement and as Exhibits under Item 16 of this Schedule 13E-3.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”

Item 2. Subject Company Information

Regulation M-A Item 1002

(a) Name and address. Focus Financial’s name, and the address and telephone number of its principal executive offices are:

Focus Financial Partners Inc.

875 Third Avenue, 28th Floor

New York, NY 10022

(646) 519-2456

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”

“THE SPECIAL MEETING—Record Date and Quorum”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Company Common Stock and Dividends”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Company Common Stock and Dividends”

“THE MERGER AGREEMENT—Conduct of Our Business Pending the Mergers”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Company Common Stock”

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(a) – (b) Name and address; Business and background of entities.

“SUMMARY TERM SHEET—Parties to the Mergers”

“PARTIES TO THE MERGERS”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”

“OTHER IMPORTANT INFORMATION REGARDING THE PARENT ENTITIES”

“WHERE YOU CAN FIND MORE INFORMATION”

(c) Business and background of natural persons.

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”

“OTHER IMPORTANT INFORMATION REGARDING THE PARENT ENTITIES”

“WHERE YOU CAN FIND MORE INFORMATION”

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a) Material terms.

(1) Tender offer. Not applicable

(2) Merger or similar transactions.

(i) A brief description of the transaction; the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Effective Time of the Mergers”

“SPECIAL FACTORS—Payment of Merger Consideration”

“THE MERGER AGREEMENT—Conditions to the Mergers”

(ii) The consideration offered to security holders; the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”

“SPECIAL FACTORS—Payment of Merger Consideration”

“THE MERGER AGREEMENT—Treatment of Company Common Stock and Company Equity Awards”

(iii) The reasons for engaging in the transaction; the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Reasons for the Mergers; Recommendation of the Board; Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”

“SPECIAL FACTORS—Plans for the Company After the Mergers”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS—Opinion of Jefferies LLC”

“SPECIAL FACTORS—Unaudited Prospective Financial Information of the Company”

“SPECIAL FACTORS—Certain Effects of the Mergers”

Annex B – Opinion of Goldman Sachs & Co. LLC

Annex C – Opinion of Jefferies LLC

(iv) The vote required for approval of the transaction; the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”

“THE MERGER AGREEMENT—Stockholders Meeting”

“THE SPECIAL MEETING—Vote Required”

(v) An explanation of any material differences in the rights of security holders as a result of the transaction, if material; the information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Mergers”

(vi) A brief statement as to the accounting treatment of the transaction, if material; the information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Accounting Treatment”

(vii) The federal income tax consequences of the transaction, if material; the information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Mergers”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”

“SPECIAL FACTORS—Certain Effects of the Mergers”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers”

“THE MERGER AGREEMENT—Treatment of Company Common Stock and Company Equity Awards”

“THE SUPPORT AGREEMENT”

“TRA WAIVER AND EXCHANGE AGREEMENTS”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Appraisal Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Certain Effects of the Mergers”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers”

“THE MERGER AGREEMENT—Treatment of Company Common Stock and Company Equity Awards”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Company Common Stock”

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Reasons for the Mergers; Recommendation of the Board; Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS—Financing of the Mergers”

“SPECIAL FACTORS—Limited Guarantees”

“THE MERGER AGREEMENT”

“THE SUPPORT AGREEMENT”

“TRA WAIVER AND EXCHANGE AGREEMENTS”

Annex A—Agreement and Plan of Merger, dated as of February 27, 2023, by and among Ferdinand FFP Acquisition, LLC, Ferdinand FFP Merger Sub 1, Inc., Ferdinand FFP Merger Sub 2, LLC, Focus Financial Partners Inc. and Focus Financial Partners, LLC.

Annex D—Support Agreement, dated February 27, 2023, by and between Focus Financial Partners Inc. Ferdinand FFP Acquisition, LLC, Ferdinand FFP Ultimate Holdings, LP, Ferdinand FFP Parent, Inc., Trident FFP L.P., Trident VI, L.P., Trident VI Parallel Fund, L.P. and Trident VI DE Parallel Fund, L.P.

Annex E—Form of TRA Waiver and Exchange Agreement.

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Plans for the Company After the Mergers”

“SPECIAL FACTORS—Financing of the Mergers”

“SPECIAL FACTORS—Limited Guarantees”

“THE MERGER AGREEMENT”

“THE SUPPORT AGREEMENT”

“TRA WAIVER AND EXCHANGE AGREEMENTS”

“THE SPECIAL MEETING—Vote Required”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Company Common Stock”

Annex A—Agreement and Plan of Merger, dated as of February 27, 2023, by and among Ferdinand FFP Acquisition, LLC, Ferdinand FFP Merger Sub 1, Inc., Ferdinand FFP Merger Sub 2, LLC, Focus Financial Partners Inc. and Focus Financial Partners, LLC.

Annex D— Support Agreement, dated February 27, 2023, by and between Focus Financial Partners, Inc. Ferdinand FFP Acquisition, LLC, Ferdinand FFP Ultimate Holdings, LP, Ferdinand FFP Parent, Inc., Trident FFP L.P., Trident VI, L.P., Trident VI Parallel Fund, L.P. and Trident VI DE Parallel Fund, L.P.

Annex E—Form of TRA Waiver and Exchange Agreement.

Item 6. Purposes of the Transaction, and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Plans for the Company After the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers for Parent”

“SPECIAL FACTORS—Certain Effects on the Company if the Mergers Are Not Completed”

“SPECIAL FACTORS—Payment of Merger Consideration”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Common Stock and Dividends”

“DELISTING AND DEREGISTRATION OF THE COMPANY’S CLASS A COMMON STOCK”

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Reasons for the Mergers; Recommendation of the Board; Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”

“SPECIAL FACTORS—Plans for the Company After the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers for Parent”

“SPECIAL FACTORS—Certain Effects on the Company if the Mergers Are Not Completed”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS—Financing of the Mergers”

“SPECIAL FACTORS—Limited Guarantees”

“THE SUPPORT AGREEMENT”

“TRA WAIVER AND EXCHANGE AGREEMENTS”

“THE MERGER AGREEMENT—Effects of the Mergers; Directors and Officers; Articles of Incorporation; Bylaws”

“THE MERGER AGREEMENT—Treatment of Company Common Stock and Company Equity Awards”

“THE MERGER AGREEMENT—Conduct of Our Business Pending the Mergers”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Company Common Stock and Dividends”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”

“DELISTING AND DEREGISTRATION OF THE COMPANY’S CLASS A COMMON STOCK”

Annex A—Agreement and Plan of Merger, dated as of February 27, 2023, by and among Ferdinand FFP Acquisition, LLC, Ferdinand FFP Merger Sub 1, Inc., Ferdinand FFP Merger Sub 2, LLC, Focus Financial Partners Inc. and Focus Financial Partners, LLC.

Annex D—Support Agreement, dated February 27, 2023, by and between Focus Financial Partners, Inc. Ferdinand FFP Acquisition, LLC, Ferdinand FFP Ultimate Holdings, LP, Ferdinand FFP Parent, Inc., Trident FFP L.P., Trident VI, L.P., Trident VI Parallel Fund, L.P. and Trident VI DE Parallel Fund, L.P.

Annex E—Form of TRA Waiver and Exchange Agreement.

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Reasons for the Mergers; Recommendation of the Board; Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”

“SPECIAL FACTORS—Plans for the Company After the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Reasons for the Mergers; Recommendation of the Board; Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS—Opinion of Jefferies LLC”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Reasons for the Mergers; Recommendation of the Board; Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”

“SPECIAL FACTORS—Plans for the Company After the Mergers”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS—Opinion of Jefferies LLC”

“SPECIAL FACTORS—Unaudited Prospective Financial Information of the Company”

“SPECIAL FACTORS—Certain Effects of the Mergers”

Annex B – Opinion of Goldman Sachs & Co. LLC

Annex C – Opinion of Jefferies LLC

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Reasons for the Mergers; Recommendation of the Board; Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”

“SPECIAL FACTORS—Plans for the Company After the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers for Parent”

“SPECIAL FACTORS—Certain Effects on the Company if the Mergers Are Not Completed”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Mergers”

“SPECIAL FACTORS—Accounting Treatment”

“SPECIAL FACTORS—Financing of the Mergers”

“SPECIAL FACTORS—Fees and Expenses”

“SPECIAL FACTORS—Payment of Merger Consideration”

“THE MERGER AGREEMENT—Effects of the Mergers; Directors and Officers; Articles of Incorporation; Bylaws”

“THE MERGER AGREEMENT—Treatment of Common Stock and Company Equity Awards”

“THE MERGER AGREEMENT—Conduct of Our Business Pending the Mergers”

“TRA WAIVER AND EXCHANGE AGREEMENTS”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Company Common Stock and Dividends”

“DELISTING AND DEREGISTRATION OF THE COMPANY’S CLASS A COMMON STOCK”

Annex A—Agreement and Plan of Merger, dated as of February 27, 2023, by and among Ferdinand FFP Acquisition, LLC, Ferdinand FFP Merger Sub 1, Inc., Ferdinand FFP Merger Sub 2, LLC, Focus Financial Partners Inc. and Focus Financial Partners, LLC.

Annex E—Form of TRA Waiver and Exchange Agreement.

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Reasons for the Mergers; Recommendation of the Board; Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS—Opinion of Jefferies LLC”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers”

Annex B – Opinion of Goldman Sachs & Co. LLC

Annex C – Opinion of Jefferies LLC

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”

“SPECIAL FACTORS—Reasons for the Mergers; Recommendation of the Board; Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”

“THE MERGER AGREEMENT—Stockholders Meeting”

“THE MERGER AGREEMENT—Conditions to the Mergers”

“THE SPECIAL MEETING”

Annex A—Agreement and Plan of Merger, dated as of February 27, 2023, by and among Ferdinand FFP Acquisition, LLC, Ferdinand FFP Merger Sub 1, Inc., Ferdinand FFP Merger Sub 2, LLC, Focus Financial Partners Inc. and Focus Financial Partners, LLC.

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Reasons for the Mergers; Recommendation of the Board; Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Reasons for the Mergers; Recommendation of the Board; Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS—Opinion of Jefferies LLC”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers”

“THE MERGER (THE MERGER AGREEMENT PROPOSAL—PROPOSAL 1)”

(f) Other offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a) – (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Reasons for the Mergers; Recommendation of the Board; Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”

“SPECIAL FACTORS—Opinion of Goldman Sachs & Co. LLC”

“SPECIAL FACTORS—Opinion of Jefferies LLC”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex B – Opinion of Goldman Sachs & Co. LLC

Annex C – Opinion of Jefferies LLC

Discussion Materials of Goldman Sachs & Co. LLC for the Special Committee, dated November 16, 2022, is attached hereto as Exhibit (c)(1) and are incorporated herein by reference.

Discussion Materials of Goldman Sachs & Co. LLC for the Special Committee, dated November 23, 2022, is attached hereto as Exhibit (c)(2) and are incorporated herein by reference.

Discussion Materials of Goldman Sachs & Co. LLC for the Special Committee, dated December 14, 2022, is attached hereto as Exhibit (c)(3) and are incorporated herein by reference.

Discussion Materials of Goldman Sachs & Co. LLC for the Special Committee, dated December 16, 2022, is attached hereto as Exhibit (c)(4) and are incorporated herein by reference.

Discussion Materials of Goldman Sachs & Co. LLC for the Special Committee, dated February 25, 2023, is attached hereto as Exhibit (c)(5) and are incorporated herein by reference.

Discussion Materials of Goldman Sachs & Co. LLC for the Special Committee, dated February 26, 2023, is attached hereto as Exhibit (c)(6) and are incorporated herein by reference.

Discussion Materials of Jefferies LLC for the Board, dated January 4, 2023, is attached hereto as Exhibit (c)(8) and are incorporated herein by reference.

Discussion Materials of Jefferies LLC for the Special Committee, dated February 25, 2023, is attached hereto as Exhibit (c)(9) and are incorporated herein by reference.

Discussion Materials of Jefferies LLC for the Board, dated February 26, 2023, is attached hereto as Exhibit (c)(10) and are incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Focus Financial during its regular business hours by any interested equity security holder of Focus Financial or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) – (b) Source of funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Mergers”

“SPECIAL FACTORS—Limited Guarantees”

“THE MERGER AGREEMENT—Equity Financing”

“THE MERGER AGREEMENT—Cooperation With Debt Financing”

Debt Commitment Letter, dated February 27, 2023, by and among Ferdinand FFP Acquisition, LLC,, and Royal Bank of Canada, RBC Capital Markets, Truist Bank, Truist Securities, Inc., Citizens Bank, N.A., MUFG Bank, Ltd., MUFG Union Bank, N.A., MUFG Securities Americas Inc., Fifth Third Bank, National Association, Bank of Montreal, BMO Capital Markets Corp. and Capital One, National Association, is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.

Equity Commitment Letter, dated February 27, 2023, by and between Clayton, Dubilier & Rice Fund XII, L.P. and Ferdinand FFP Acquisition, LLC, is attached hereto as Exhibit (b)(2) and is incorporated herein by reference.

Equity Commitment Letter, dated February 27, 2023, by and between Trident IX, L.P., Trident IX Parallel Fund, L.P., Trident IX Professionals Fund, L.P. and Ferdinand FFP Acquisition, LLC, is attached hereto as Exhibit (b)(3) and is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Termination”

“THE MERGER AGREEMENT—Company Termination Fee”

“THE MERGER AGREEMENT—Expenses”

(d) Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Financing of the Mergers”

“THE MERGER AGREEMENT—Cooperation with Debt Financing”

Debt Commitment Letter, dated February 27, 2023, by and among Ferdinand FFP Acquisition, LLC,, and Royal Bank of Canada, RBC Capital Markets, Truist Bank, Truist Securities, Inc., Citizens Bank, N.A., MUFG Bank, Ltd., MUFG Union Bank, N.A., MUFG Securities Americas Inc., Fifth Third Bank, National Association, Bank of Montreal, BMO Capital Markets Corp. and Capital One, National Association, is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.

Equity Commitment Letter, dated February 27, 2023, by and between Clayton, Dubilier & Rice Fund XII, L.P. and Ferdinand FFP Acquisition, LLC, is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.

Equity Commitment Letter, dated February 27, 2023, by and between Trident IX, L.P., Trident IX Parallel Fund, L.P., Trident IX Professionals Fund, L.P. and Ferdinand FFP Acquisition, LLC, is attached hereto as Exhibit (b)(2) and is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Company Common Stock”

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”

“SPECIAL FACTORS—Reasons for the Mergers; Recommendation of the Board; Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”

“SPECIAL FACTORS—Intent to Vote in Favor of the Mergers”

“THE MERGER AGREEMENT—Stone Point Vote”

“THE SPECIAL MEETING—Vote Required”

“THE SPECIAL MEETING—Existing Stockholders’ Obligation to Vote in Favor of the Mergers”

“THE SUPPORT AGREEMENT”

Annex D—Support Agreement, dated as of February 27, 2023 by and among Trident FFP L.P., Trident VI, L.P., Trident VI Parallel Fund, L.P., Trident VI DE Parallel Fund, L.P., Ferdinand FFP Ultimate Holdings, LP, Ferdinand FFP Parent, Inc., Focus Financial Partners Inc. and Ferdinand FFP Acquisition, LLC.

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Reasons for the Mergers; Recommendation of the Board; Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”

Item 13. Financial Statements

Regulation M-A Item 1010

(a) Financial information. The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2022 and 2021 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on February 16, 2023 (see “Item 8. Financial Statements and Supplementary Data” beginning on page 49) and the unaudited consolidated financial statements of the Company for the quarterly period ended March 31, 2023 are incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023, filed on May 4, 2023 (see “Item 1. Financial Statements” beginning on page 2).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Certain Effects of the Mergers”

“SPECIAL FACTORS—Unaudited Prospective Financial Information of the Company”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Book Value per Share”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Reasons for the Mergers; Recommendation of the Board; Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”

“SPECIAL FACTORS—Fees and Expenses”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers”

“THE SPECIAL MEETING—Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15. Additional Information

Regulation M-A Item 1011

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS—What am I being asked to vote on at the Special Meeting?”

“SPECIAL FACTORS—Certain Effects of the Mergers”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers—Golden Parachute Compensation”

“THE MERGER AGREEMENT—Treatment of Company Common Stock and Company Equity Awards”

“THE SPECIAL MEETING—Time, Place and Purpose of the Special Meeting”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE MERGER-RELATED COMPENSATION PROPOSAL—PROPOSAL 3)”

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1) Definitive Proxy Statement of Focus Financial Partners Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Focus Financial Partners Inc. Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release, dated February 27, 2023 (filed as Exhibit 99.1 to Focus Financial Partners Inc.’s Current Report on Form 8-K, filed February 27, 2023 and incorporated herein by reference).

(b)(1)¥ Debt Commitment Letter, dated February 27, 2023, by and among Ferdinand FFP Acquisition, LLC,, and Royal Bank of Canada, RBC Capital Markets, Truist Bank, Truist Securities, Inc., Citizens Bank, N.A., 32 MUFG Bank, Ltd., MUFG Union Bank, N.A., MUFG Securities Americas Inc., Fifth Third Bank, National Association, Bank of Montreal, BMO Capital Markets Corp. and Capital One, National Association, is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.

(b)(2)¥ Equity Commitment Letter, dated February 27, 2023, by and between Clayton, Dubilier & Rice Fund XII, L.P. and Ferdinand FFP Acquisition, LLC, is attached hereto as Exhibit (b)(2) and is incorporated herein by reference.

(b)(3)¥ Equity Commitment Letter, dated February 27, 2023, by and between Trident IX, L.P., Trident IX Parallel Fund, L.P., Trident IX Professionals Fund, L.P. and Ferdinand FFP Acquisition, LLC, is attached hereto as Exhibit (b)(3) and is incorporated herein by reference.

(c)(1)¥ Discussion Materials of Goldman Sachs & Co. LLC for the Special Committee, dated November 16, 2022.**

(c)(2)¥ Discussion Materials of Goldman Sachs & Co. LLC for the Special Committee, dated November 23, 2022. **

(c)(3)∆ Discussion Materials of Goldman Sachs & Co. LLC for the Special Committee, dated December 14, 2022. **

(c)(4)∆ Discussion Materials of Goldman Sachs & Co. LLC for the Special Committee, dated December 16, 2022. **

(c)(5)¥ Discussion Materials of Goldman Sachs & Co. LLC for the Special Committee, dated February 25, 2023.

(c)(6)¥ Discussion Materials of Goldman Sachs & Co. LLC for the Special Committee, dated February 26, 2023.

(c)(7) Opinion of Goldman Sachs & Co. LLC, dated February 27, 2023 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(8)¥ Discussion Materials of Jefferies LLC for the Board, dated January 4, 2023.

(c)(9)¥ Discussion Materials of Jefferies LLC for the Special Committee, dated February 25, 2023.

(c)(10)¥ Discussion Materials of Jefferies LLC for the Board, dated February 26, 2023.

(c)(11) Opinion of Jefferies LLC, dated February 26, 2023 (incorporated herein by reference to Annex C of the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated as of February 27, 2023, by and among Ferdinand FFP Acquisition, LLC, Ferdinand FFP Merger Sub 1, Inc., Ferdinand FFP Merger Sub 2, LLC, Focus Financial Partners Inc. and Focus Financial Partners, LLC (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)¥ Limited Guarantee, dated February 27, 2023, by Clayton, Dubilier & Rice Fund XII, L.P. in favor of Focus Financial Partners Inc.

(d)(3)¥ Limited Guarantee, dated February 27, 2023, by Trident IX, L.P., Trident IX Parallel Fund, L.P. and Trident IX Professionals Fund, L.P. in favor of Focus Financial Partners Inc.

(d)(4) Support Agreement, dated as of February 27, 2023 by and among Trident FFP L.P., Trident VI, L.P., Trident VI Parallel Fund, L.P., Trident VI DE Parallel Fund, L.P., Company, Parent and certain affiliates of Parent (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(5) Form of TRA Waiver and Exchange Agreement (incorporated herein by reference to Annex E of the Proxy Statement).

(d)(6)¥ Interim Investors Agreement, dated February 27, 2023, by and among Ferdinand FFP Ultimate Holdings, LP, its subsidiaries, Ferdinand FFP Acquisition, LLC and the other parties appearing on the signature pages thereto and any person that executes a joinder hereto in such capacity in accordance with the terms thereof.

107¥ Filing Fee Table.

¥	Previously filed with the Schedule 13E-3 filed with the SEC on April 25, 2023 or May 26, 2023.

∆	Amended copy filed herewith.

**	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 12, 2023.

FOCUS FINANCIAL PARTNERS INC.

	By:	/s/ Ruediger Adolf
		Name:	Ruediger Adolf
		Title:	Chief Executive Officer and Chairman

Focus Financial Partners, LLC
By: Focus Financial Partners, Inc., as Managing Member of Focus LLC

	By:	/s/ Ruediger Adolf
		Name:	Ruediger Adolf
		Title:	Chief Executive Officer and Chairman

FERDINAND FFP ACQUISITION, LLC

	By:	Ferdinand FFP Intermediate Holdings, LLC, its sole member
	By:	Ferdinand FFP Parent, Inc., its sole member

	By:	/s/ Rima Simson
		Name:	Rima Simson
		Title:	Vice President, Treasurer and Secretary

FERDINAND FFP MERGER SUB 1, INC.

	By:	/s/ Rima Simson
		Name:	Rima Simson
		Title:	Vice President, Treasurer and Secretary

FERDINAND FFP MERGER SUB 2, LLC

	By:	Ferdinand FFP Acquisition, LLC, its sole member
	By:	Ferdinand FFP Intermediate Holdings, LLC, its sole member
	By:	Ferdinand FFP Parent, Inc., its sole member

	By:	/s/ Rima Simson
		Name:	Rima Simson
		Title:	Vice President, Treasurer and Secretary

Ferdinand FFP Intermediate Holdings, LLC

By:	Ferdinand FFP Parent, Inc., its sole member

By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

Ferdinand FFP Ultimate Holdings, LP

By:	Ferdinand FFP GP, LLC, its general partner
By:	Clayton, Dubilier & Rice Fund XII, L.P., its sole member
By:	CD&R Associates XII, L.P., its general partner
By:	CD&R Investment Associates XII, Ltd., its general partner

By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

Ferdinand FFP GP, LLC

By:	Clayton, Dubilier & Rice Fund XII, L.P., its sole member
By:	CD&R Associates XII, L.P., its general partner
By:	CD&R Investment Associates XII, Ltd., its general partner

By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

Clayton, Dubilier & Rice Fund XII

By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

Clayton, Dubilier & Rice, LLC

By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

Trident FFP LP

By:	Trident FFP GP LLC, its general partner
By:	DW Trident VI, LLC, its member

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

Trident VI, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Managing Director

Trident VI Parallel Fund, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Managing Director

Trident VI DE Parallel Fund, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Managing Director

Trident ix, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Managing Director

Trident ix Parallel Fund, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Managing Director

Trident ix Professionals Fund, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Managing Director

Trident FFP GP LLC

By:	DW Trident VI, LLC, its member

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

Trident Capital VI, L.P.

By:	DW Trident VI, LLC, its general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

Trident CAPITAL ix, L.P.

By:	DW Trident GP, LLC, as its general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

Stone Point GP, Ltd.

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

Stone Point Capital LLC

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President